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                             June 12, 2024

       Brian Bolster
       Executive Vice President, Finance and Chief Financial Officer NextEra Energy, Inc.
       700 Universe Bouldevard
       Juno Beach, Florida 33408

                                                        Re: NextEra Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
April 23, 2024
                                                            File No. 001-08841

       Dear Brian Bolster:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Note 1. Summary of Significant Accounting and Reporting Policies Structured Payables, page 76

   1. We note your description of the structured payables program that NEE offers to suppliers, which can extend the
original invoice due date and include a service fee. We also note that the suppliers, at their
discretion, may assign the negotiable draft they receive from a NEE subsidiary under the
program to a financial institution. Based on your disclosure that substantially all the
outstanding obligations under this program is included in accounts payable, please tell us
how you evaluated whether this program meets the three criteria in
                                                        FASB ASC 405-50-15-2 to
be considered a supplier finance program. As part of your
                                                        response, clarify i)
where the portion of the structured payables balance not included in accounts payable is
reported and why, and ii) the nature, terms and amount of the service fee and where it is
reported in your Consolidated Statements of Income for each reporting period.
 Brian Bolster
NextEra Energy, Inc.
June 12, 2024
Page 2
2. Article 5 of Regulation S-X requires separate and clear display of amounts payable for borrowings and amounts payable to trade creditors. Given the characteristics of your structured payables program and that a trade creditor is typically a supplier that has provided an entity with goods and services in advance of payment, tell us how you concluded these amounts should be classified as accounts payable versus a short term borrowing. In your response, address how you considered the terms of the structured payables program (for example, but not limited to the inclusion of a service fee, guarantee, etc.) that may not be typical industry standard terms for accounts payables to a trade creditor.
Form 8-K filed April 23, 2024

Outlook, page 2

3. We note on page 2 of your earnings release that you provide outlook guidance for the non-
         GAAP financial measure adjusted earnings per share without providing a reconciliation to the most directly comparable GAAP financial measure. Please provide a reconciliation to the most directly comparable GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-
         K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-3717
with any questions.



FirstName LastNameBrian Bolster                                Sincerely,
Comapany NameNextEra Energy, Inc.
                                                               Division of
Corporation Finance
June 12, 2024 Page 2                                           Office of Energy
& Transportation
FirstName LastName